SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated February 14, 2014

British Telecommunications plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-182204) OF BRITISH TELECOMMUNICATIONS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

British Telecommunications plc hereby incorporates by reference the following exhibits to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-182204).

Exhibit Number	Description

4.8	Fifth Supplemental Indenture dated as of February 14, 2014 between British Telecommunications plc and Law Debenture Trust Company of New York

5.5	Opinion of Freshfields Bruckhaus Deringer LLP, as to the validity of the debt securities being registered as to certain matters of English law

5.6	Opinion of Freshfields Bruckhaus Deringer LLP, as to the validity of the debt securities being registered as to certain matters of New York law

23.6	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.5)

23.7	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.6)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

	By:	/s/ Glyn Parry
		Name:	Glyn Parry
		Title:	Director

Date: February 14, 2014

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